Exhibit 99.38

April 16, 2012

PRIVATE AND CONFIDENTIAL

Denison Mines Corp.
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Attention:	Ron F. Hochstein, President and Chief Executive Officer
James R. Anderson, Executive Vice President and Chief Financial Officer

Copy to:	Kevin Campbell, Haywood Securities Inc.

Combination of Denison Mines Corp.’s
US Mining Division with
                                        Energy Fuels Inc.

Energy Fuels Inc. (“Energy Fuels”) is pleased to set out herein the indicative terms on which it is prepared to acquire from Denison Mines Corp. (“Denison”) all of Denison’s mining assets and operations located in the United States of America (the “US Mining Division”) and the basis on which Energy Fuels is prepared to proceed to the completion of definitive documentation in respect of, and to complete, the Transaction (as defined below).

1.	Terms of the Transaction

Denison has represented that all of Denison’s mineral properties and mining assets and undertaking located in the United States and comprising the US Mining Division are held, directly or indirectly, by Denison Mines Holdings Corp. (“DMHC”), and that all of the issued and outstanding shares of DMHC are held by Denison and White Canyon Uranium Ltd. (“White Canyon”). Under the proposed transaction (the “Transaction”): (a) Energy Fuels will acquire, either directly or through a wholly-owned subsidiary, (i) all of the outstanding shares of DMHC held by Denison and all of the outstanding shares of White Canyon (collectively, the “Acquired Shares”), and (ii) an assignment of all amounts owing to Denison or any affiliate of Denison (other than DMHC, White Canyon or any direct or indirect subsidiary of DMHC) by DMHC, White Canyon or any direct or indirect subsidiary of DMHC (the “Acquired Debt”), and will issue to Denison in consideration for the Acquired Shares and the Acquired Debt 425,441,494 common shares of Energy Fuels (the “EFR Share Consideration”); and (b) either concurrently with or immediately after the issuance of the EFR Share Consideration to Denison, Denison will complete a plan of arrangement (the “Denison Arrangement”) under the Business Corporations Act (Ontario) (the “OBCA”), pursuant to which it will complete a reorganization of its capital and will distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization.

Energy Fuels Inc.	Suite 500 – 2 Toronto Street
www.energyfuels.com	Toronto, Ontario M5C 2B6
Phone: 416-214-2810
Fax: 416-214-2727

It is acknowledged and agreed that the Transaction shall be structured such that the shares comprising the EFR Share Consideration shall not be voting until such time as they are distributed to Denison’s shareholders pursuant to the Denison Arrangement, and that the EFR Share Consideration shall not be issued unless all conditions for the distribution of the EFR Share Consideration to Denison’s shareholders have been satisfied. Immediately following the distribution of the EFR Share Consideration to Denison’s shareholders, Denison’s shareholders would own approximately 66.5% of Energy Fuels’ outstanding common shares, based on Energy Fuels’ 214,320,151 common shares outstanding as of April 16, 2012, and there will be no inter-company debt between Denison or any of its subsidiaries on the one hand, and Energy Fuels and its subsidiaries, on the other. The exact form and structure of the Transaction will be determined following advice from Energy Fuels’ and Denison’s respective legal and tax advisors and agreed to in the Arrangement Agreement (as defined below). If it is considered necessary or advisable by Energy Fuels and Denison and their respective advisors, the transfer of the Acquired Shares and Acquired Debt and the issuance of the EFR Share Consideration therefor may be included as a part of the Denison Arrangement.

Upon the completion of the Transaction, two additional directors, as agreed between Denison and Energy Fuels, acting reasonably, shall be appointed to the board of directors of Energy Fuels.

2.	Mutual Conditions Precedent to Completion of Transaction

The completion of the Transaction will be subject to the following mutual conditions precedent, in addition to any other mutual condition precedents set out in the Arrangement Agreement:

(a)

Denison and Energy Fuels shall have entered into a definitive agreement in respect of the Transaction (the “Arrangement Agreement”) providing for the terms and conditions upon which the Transaction will be completed, on or before May 11, 2012 (the “Agreement Deadline Date”) or such other date mutually agreed to in writing by Denison and Energy Fuels; the Arrangement Agreement shall be in form and substance satisfactory to each of Denison and Energy Fuels and shall include customary terms and conditions for a transaction of the nature of the Transaction, including customary representations and warranties, covenants, conditions and completion mechanics, with such terms and conditions being substantially consistent with the terms set forth herein;

(b)

Korea Electric Power Corporation (“KEPCO”) shall have waived its right of first opportunity provided for in Section 4.1 of the strategic relationship agreement dated as of June 15, 2009 (the “KEPCO Strategic Relationship Agreement”) among Denison, KEPCO and Kepco Canada Uranium Investment Limited Partnership, or the right of first opportunity provided for therein shall have expired without KEPCO exercising such right (collectively, the “KEPCO Waiver”), and KEPCO and shall have provided such other consents and acknowledgements under the KEPCO Strategic Relationship Agreement and any other agreements between KEPCO and/or its affiliates and Denison and/or its affiliates to allow the Transaction to be completed; it is understood and agreed that, upon KEPCO providing the KEPCO Waiver, the KEPCO Strategic Relationship Agreement shall not apply to Energy Fuels or any of the Denison US Group (as defined below) following completion of the Transaction;

(c)	either:

(i)

the rights and obligations of Denison under the uranium offtake agreement dated June 15, 2009 among Denison, KEPCO and Korea Hydro & Nuclear Power Co., Ltd. (the “KEPCO Offtake Agreement”) shall have been assigned to and assumed by Energy Fuels, DMHC or another member of the Denison US Group, and KEPCO shall have provided its consent to such assignment and released Denison from its obligations thereunder; or

(ii)

in the event that KEPCO shall not have provided its consent to the assignment contemplated in subsection 2(c)(i) above, Denison and Energy Fuels shall have entered into an agreement (the “Denison Offtake Agreement”) pursuant to which Energy Fuels will agree to supply to Denison, and Denison will agree to purchase from Energy Fuels, sufficient U3O8 concentrates to satisfy Denison’s obligation to deliver the minimum quantities specified in section 2.02 of the KEPCO Offtake Agreement; the Denison Offtake Agreement shall be in form and substance satisfactory to each of Denison and Energy Fuels, shall have provisions relating to pricing, delivery mechanics, minimum delivery requirements, and damages upon default that are substantially equivalent to those set forth in the KEPCO Offtake Agreement and shall otherwise include customary terms and conditions for an agreement of its nature;

(d)

the shareholders of Energy Fuels shall have approved the issuance of the EFR Share Consideration, and consented to the waiver of the application of Energy Fuels’ shareholder rights plan to the Transaction, and shall have approved or consented to such other matters as Energy Fuels shall consider necessary or desirable in connection with the Transaction, acting reasonably;

(e)

the shareholders of Denison shall have approved the Denison Arrangement including the Arrangement Agreement, and shall have approved or consented to such other matters as Denison shall consider necessary or desirable in connection with the Transaction, acting reasonably;

(f)	the Denison Arrangement shall have been approved by such court orders as shall be required under the OBCA;

(g)

the approval of the Toronto Stock Exchange and the AMEX Exchange and all other governmental, court, regulatory, third person and other approvals, consents, waivers, orders, exemptions, agreements and all amendments and modifications to existing agreements and indentures which either Energy Fuels or Denison shall consider necessary or advisable, acting reasonably, in connection with the Transaction and not otherwise specifically described in this letter agreement or the Arrangement Agreement shall have been obtained in form and substance satisfactory to Energy Fuels and Denison, acting reasonably; and

(h)	there shall have been no action taken under any applicable law or by any government or governmental or regulatory authority which

	(i)	makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or

(ii)

results or could reasonably be expected to result in a judgment, order, decree or assessment of damages directly or indirectly, relating to the Transaction which is, or could be, materially adverse to Energy Fuels or Denison, respectively, on a consolidated basis.

3.	Conditions Precedent to the Obligations of Energy Fuels

The obligation of Energy Fuels to complete the Transaction shall be subject to the satisfaction of the following conditions, in addition to any other conditions set out in the Arrangement Agreement:

(a)

Energy Fuels shall not have identified any facts which are materially inconsistent with (i) the representations and warranties of Denison contained in this letter agreement, (ii) the representations and warranties of Denison contained in the Arrangement Agreement (if the Arrangement Agreement has been entered into), or (iii) the public disclosure record of Denison as of the date hereof, which facts are materially adverse to the US Mining Division or the ability of Denison to complete the Transaction;

(b)

Denison shall have performed and complied in all material respects with all of its covenants and obligations under this agreement and the Arrangement Agreement required to be performed by Denison prior to the completion of the Transaction;

(c)

there shall not have been any state of facts (a “Denison Material Adverse Effect”) which, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of the US Mining Division, taken as a whole, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide uranium mining industry in general and which does not have a materially disproportionate effect on the US Mining Division, taken as a whole, or (iii) resulting from changes in the price of uranium;

(d)	the consolidated net working capital of the Denison US Group as of the date of completion of the Transaction shall be not less than US$28,000,000; and

(e)

at the time of completion of the Transaction, there shall be no Encumbrances on the Acquired Shares, the Acquired Debt or the assets of the Denison US Group, other than Encumbrances which are imposed by statute or regulation or which are otherwise incurred or imposed in the ordinary course of business of the US Mining Division.

4.	Conditions Precedent to the Obligations of Denison

The obligations of Denison to complete the Transaction shall be subject to the satisfaction of the following conditions, in addition to any other conditions set out in the Arrangement Agreement:

(a)

Denison shall not have identified any facts which are materially inconsistent with (i) the representations and warranties of Energy Fuels contained in this letter agreement, (ii) the representations and warranties of Energy Fuels contained in the Arrangement Agreement (if the Arrangement Agreement has been entered into), or (iii) the public disclosure record of Energy Fuels as of the date hereof, which facts are materially adverse to Energy Fuels or its ability to complete the Transaction;

(b)

Energy Fuels shall have performed and complied in all material respects with all of its covenants and obligations required to be performed by Energy Fuels under this agreement and the Arrangement Agreement prior to the completion of the Transaction;

(c)

there shall not have been any state of facts (an “Energy Fuels Material Adverse Effect”) which, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Energy Fuels, taken as a whole, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide uranium mining industry in general and which does not have a materially disproportionate effect on Energy Fuels, taken as a whole, or (iii) resulting from changes in the price of uranium; and

(d)	the consolidated working capital of Energy Fuels as of the date of completion of the Transaction, without giving effect to the Transaction, shall be not less than US$4,000,000.

5.	Arrangement Agreement

(a)

From the date hereof until the earlier of the execution of the Arrangement Agreement or the expiry of the Exclusivity Period (as hereinafter defined), each of the parties shall negotiate in good faith with the other with a view to entering into and completing the Arrangement Agreement, the Denison Support Agreements (as defined below), the Energy Fuels Support Agreements (as defined below) and such other definitive agreements as may be necessary or advisable in the context of the Transaction, as soon as reasonably practicable after the date hereof, and in any event prior to the Agreement Deadline Date.

(b)	The entering into of the Arrangement Agreement by Energy Fuels will be subject to:

	(i)	the approval of the Arrangement Agreement by Energy Fuels’ board of directors;

(ii)

each of the directors and executive officers of Denison who own Denison shares, and each of Zebra Holdings and Investments SARL and Lorito Holdings SARL, shall have entered into support agreements in a form satisfactory to Energy Fuels, acting reasonably (“Denison Support Agreements”), pursuant to which such directors, officers and shareholder shall agree, subject to customary exceptions, to vote in favour of the matters relating to the Transaction at Denison’s shareholder meeting and to not dispose of their shares prior to such shareholder meeting;

(iii)

no event shall have occurred which shall have indicated to Energy Fuels, acting reasonably, that it will not be possible for all of the conditions precedent to the Transaction as described in sections 2 and 3 hereof to be satisfied on or before the Completion Deadline Date (as defined below); and

(iv)	no Denison Material Adverse Effect shall have occurred

(c)	The entering into of the Arrangement Agreement by Denison will be subject to:

(i)	the approval of the Arrangement Agreement by Denison’s board of directors;

(ii)

each of the directors and executive officers of Energy Fuels who own shares of Energy Fuels, and each of Dundee Resources Limited, Pinetree Capital Ltd. and Mega Uranium Ltd., shall have entered into support agreements in a form satisfactory to Denison, acting reasonably (“Energy Fuels Support Agreements”), pursuant to which such directors, officers and shareholders shall agree, subject to customary exceptions, to vote in favour of the matters relating to the Transaction at Energy Fuels’ shareholder meeting and to not dispose of their shares prior to such shareholder meeting;

(iii)

no event shall have occurred which shall have indicated that it will not be possible for all of the conditions precedent to the Transaction as described in section 2 and 4 hereof to be satisfied on or before the Completion Deadline Date; and

(iv)	no Energy Fuels Material Adverse Effect shall have occurred.

6.	Access to Information

(a)	During the Exclusivity Period:

(i)

with respect to the US Mining Division, Denison will provide Energy Fuels with reasonable access to its facilities, properties, personnel, books, records and documents to allow Energy Fuels to confirm the accuracy of the representations and warranties set forth herein and in the Arrangement Agreement as well as the accuracy of Denison’s public disclosure record relating to the US Mining Division, and shall provide all documents and information reasonably requested by Energy Fuels in connection therewith; and

(ii)

Energy Fuels will provide Denison with reasonable access to its facilities, properties, personnel, books, records and documents to allow Denison to confirm the accuracy of the representations and warranties set forth herein and in the Arrangement Agreement as well as the accuracy of Energy Fuels’ public disclosure record, and shall provide all documents and information reasonably requested by Denison in connection therewith.

(b)

All information provided by the parties to each other will be subject to the terms and conditions of the confidentiality agreement dated March 12, 2012 between Energy Fuels and Denison (the “Confidentiality Agreement”). If any materials requested by a party in connection with its due diligence review are subject to confidentiality agreements, the other party will promptly use its reasonable commercial efforts to obtain any required consents or waivers in order to permit the other party to review such materials.

7.	Exclusivity and Non-Solicitation

(a)

From the date hereof until the date of its termination pursuant to Section 14 hereof (the “Exclusivity Period”), Denison agrees to negotiate exclusively with Energy Fuels with respect to the sale of the US Mining Division. Subject to Schedule A, Denison agrees that, during the Exclusivity Period, neither it, its affiliates nor any of their respective representatives, officers, directors, employees, advisors or agents will, directly or indirectly, make, solicit or initiate enquiries from, or the submission of proposals or offers from, any other Person (as defined in Schedule A) relating to any Acquisition Proposal (as defined in Schedule A) or participate in any discussions or negotiations regarding, or furnish to any other Person any further information with respect to, or otherwise co-operate in any way with, or assist or participate in or facilitate, any effort or attempt by any person to do or seek to do any of the foregoing and, to the extent any such discussions or negotiations have occurred with third parties prior to the date hereof, they shall be terminated immediately. For greater certainty, Denison may participate in any such discussion or negotiations in respect of transactions which would not materially impede the ability of Denison to complete the Transaction, including, without limitation, a sale of any of the assets of Denison not owned by the Denison US Group, an acquisition of any other assets by Denison or a transaction involving an acquisition of Denison or other business combination which occurs following or subject to the completion of the Transaction.

(b)

During the Exclusivity Period, Energy Fuels agrees to negotiate exclusively with Denison with respect to any transactions involving a significant business combination of Energy Fuels with any other business. Subject to Schedule A, Energy Fuels agrees that, during the Exclusivity Period, neither it, its affiliates nor any of their respective representatives, officers, directors, employees, advisors or agents will, directly or indirectly, make, solicit or initiate enquiries from, or the submission of proposals or offers from, any other Person relating to any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish to any other Person any further information with respect to, or otherwise co-operate in any way with, or assist or participate in or facilitate, any effort or attempt by any person to do or seek to do any of the foregoing and, to the extent any such discussions or negotiations have occurred with third parties prior to the date hereof, they shall be terminated immediately. For greater certainty, Energy Fuels may participate in any such discussion or negotiations in respect of transactions which would not materially impede the ability of Energy Fuels to complete the Transaction.

8.	Representations and Warranties of Denison

Denison hereby represents and warrants to and in favour of Energy Fuels as follows and acknowledges that Energy Fuels is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)

Each of DMHC, White Canyon and the subsidiaries comprising the US Mining Division (collectively, the “Denison US Group”) and Denison is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and authority, and holds all material licenses and permits required for the Denison US Group to own and operate the US Mining Division and to carry on its business as now conducted by it.

(b)	Neither the execution and delivery of this agreement by Denison nor the consummation of the Transaction will conflict with or result in:

(i)

a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws of Denison or any of the Denison US Group or any agreement or instrument to which Denison or any member of the Denison US Group is a party or by which Denison or any member of the Denison US Group is bound or constitute a default by Denison or any member of the Denison US Group thereunder, or under any statute, regulation, judgment, decree or law to which Denison or the Denison US Group is subject or bound, or result in the creation or imposition of any mortgage, lien, charge or encumbrance of any nature whatsoever (collectively “Encumbrances” and individually an “Encumbrance”) upon the shares of DMHC or White Canyon or the assets of the Denison US Group; or

(ii)

a violation by Denison or any member of the Denison US Group of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over Denison or the Denison US Group, other than with respect to Denison’s senior secured credit facility and any such other violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a material adverse effect on the Denison US Group.

(c)

Other than KEPCO pursuant to the KEPCO Strategic Relationship Agreement, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Denison or any member of the Denison US Group of any of the shares of any member of the Denison US Group or any of the material assets of the US Mining Division.

(d)

The board of directors of Denison has approved the entering into by Denison of this letter agreement and the completion of the Transaction, subject to the terms and conditions set out herein, and subject to the negotiation and execution of the Arrangement Agreement.

(e)

Denison has all necessary corporate capacity to enter into this letter agreement and the Arrangement Agreement and all other agreements and instruments to be executed by Denison as contemplated by this agreement and to carry out its obligations under this agreement and such other agreements and instruments.

(f)

The execution and delivery of this agreement have been authorized by all necessary corporate action of Denison and this agreement constitutes a valid and binding obligation of Denison enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought provided that the enforceability of the obligations of Denison to be referred to in the Arrangement Agreement shall also be subject to the authorization, execution and delivery of the Arrangement Agreement.

(g)

Denison is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Denison, no investigation or other proceedings involving Denison which may operate to prevent or restrict trading of any securities of Denison are currently in progress or pending before any applicable stock exchange or securities regulatory authority, other than any trading halt imposed as a result of the pendency or announcement of the Transaction.

(h)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Denison, threatened against Denison or any member of the Denison US Group before any court, regulatory or administrative agency or tribunal.

(i)

Except as disclosed under the heading “Legal and Regulatory Proceedings” in the annual information form of Denison dated March 28, 2012, there are no actions, suits or other legal proceedings currently pending, or to the knowledge of Denison, threatened against Denison or any member of the Denison US Group which individually or in the aggregate have, or could reasonably be expected to have, a material adverse effect on the Denison US Group.

(j)

The audited consolidated financial statements of Denison for the year ended December 31, 2011 (the “Denison Financial Statements”) have been prepared in accordance with International Financial Reporting Standards applied on a consistent basis, and present fairly in all material respects the financial condition of Denison as at December 31, 2011 and the results of operations for the period then ended.

(k)

Denison does not have any material liability or obligation relating to or potentially affecting any member of the Denison US Group or the US Mining Division, whether accrued, absolute, contingent or otherwise, not reflected in the Denison Financial Statements.

(l)

Denison is current in the filing of all public disclosure documents required to be filed by Denison under applicable securities laws and stock exchange rules, there are no filings that have been made on a confidential basis and all of such filings comply with the requirements of all applicable securities laws and the rules, policies and instruments of all regulatory or administrative bodies having jurisdiction over Denison except where such non-compliance has not and would not reasonably be expected to have a material adverse effect on Denison.

(m)

White Canyon holds no material assets other than 4.7 shares of DMHC, and has no material liabilities or obligations, whether accrued, absolute, contingent or otherwise, other than approximately US$1,400,000 owing to Denison, which debt will be transferred from Denison to Energy Fuels as part of the Acquired Debt at the closing of the Transaction.

(n)

No portion of the public disclosure documents filed by Denison under applicable securities laws and stock exchange rules contained a misrepresentation (as such term is defined in the Securities Act (Ontario)) as at its date of public dissemination.

(o)	As of December 31, 2011, DMHC held no less than US$25,651,000 in restricted cash and investments deposited to collateralize reclamation obligations (the “Reclamation Account”).

9.	Representations and Warranties of Energy Fuels

Energy Fuels represents and warrants to and in favour of Denison as follows and acknowledges that Denison is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)

Energy Fuels is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and authority, and holds all material licenses and permits required for Energy Fuels to own or lease its property and assets and to carry on its business as now conducted by it.

(b)	Neither the execution and delivery of this agreement by Energy Fuels nor the consummation of the Transaction will conflict with or result in:

(i)

a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws of Energy Fuels or any agreement or instrument to which Energy Fuels is bound or constitute a default by the Energy Fuels thereunder, or under any statute, regulation, judgment, decree or law by which Energy Fuels is subject or bound or result in the creation or imposition of any Encumbrance upon the assets of Energy Fuels; or

(ii)	a violation by Energy Fuels of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over the Energy Fuels,

other than any such violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a material adverse effect on Energy Fuels.

(c)

No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Energy Fuels of any of the material assets of Energy Fuels, other than rights of first refusal in favour of parties to joint venture agreements which become exercisable in the event that Energy Fuels wishes to dispose of its joint venture interest. Neither the entering into of this agreement and the Arrangement Agreement, nor the completion of the Transaction, will trigger any rights of first refusal under joint venture agreements to which Energy Fuels is a party.

(d)

The board of directors of Energy Fuels has (i) approved the entering into by Energy Fuels of this letter agreement and the completion of the Transaction, subject to the terms and conditions set out herein, and subject to the negotiation and execution of the Arrangement Agreement, and (ii) resolved to waive the application of Energy Fuels’ shareholder rights plan to the Transaction, subject to obtaining the prior consent of Energy Fuels’ shareholders to such waiver, which consent shall be sought at the Energy Fuels’ shareholder meeting called to approve the Transaction.

(e)

Energy Fuels has all necessary corporate capacity to enter into this agreement and all other agreements and instruments to be executed by Energy Fuels as contemplated by this agreement and to carry out its obligations under this agreement and such other agreements and instruments.

(f)

The execution and delivery of this agreement have been authorized by all necessary corporate action of Energy Fuels and this agreement constitutes a valid and binding obligation of Energy Fuels enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought provided that the enforceability of the obligations of Energy Fuels to be referred to in the Arrangement Agreement shall also be subject to the authorization, execution and delivery of the Arrangement Agreement.

(g)

Energy Fuels is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Energy Fuels, no investigation or other proceedings involving Energy Fuels which may operate to prevent or restrict trading of any securities of Energy Fuels are currently in progress or pending before any applicable stock exchange or securities regulatory authority, other than any trading halt imposed as a result of the pendency or announcement of the Transaction.

(h)

As of the date hereof, there are 214,320,151 common shares of Energy Fuels outstanding and there are no options, warrants, or other securities of Energy Fuels convertible into or exchangeable for, or other rights to acquire, common shares of Energy Fuels outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of Energy Fuels, other than (i) options issued under Energy Fuels stock option plan to acquire an aggregate of 12,476,000 common shares of Energy Fuels, (ii) replacement options issued to former option holders of Magnum Uranium Inc. to acquire an aggregate of 481,800 common shares of Energy Fuels; (iii) outstanding warrants to purchase an aggregate of 28,036,881 common shares of Energy Fuels as disclosed in the Energy Fuels Financial Statements.

(i)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Energy Fuels, threatened against Energy Fuels or any of its material subsidiaries before any court, regulatory or administrative agency or tribunal.

(j)

Except as disclosed in Energy Fuels’ public disclosure record, there are no actions, suits or other legal proceedings currently pending, or to the knowledge of Energy Fuels, threatened against Energy Fuels which individually or in the aggregate have, or could reasonably be expected to have, a material adverse effect on Energy Fuels.

(k)

The audited consolidated financial statements of Energy Fuels for the year ended September 30, 2011 and the unaudited consolidated interim statements of Energy Fuels for the period ended December 31, 2011 (collectively, the “Energy Fuels Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (or, in the case of the unaudited financial statements for the period ended December 31, 2011, International Financial Reporting Standards) applied on a consistent basis and present fairly in all material respects the financial condition of Energy Fuels as at September 30, 2011 and December 31, 2011 respectively, and the results of operations for the periods then ended.

(l)

Neither the execution of this agreement and the Arrangement Agreement, nor the completion of the Transaction, will result in the payment of any “change of control” payments or similar benefits to any of Energy Fuels' employees, directors or consultants.

(m)	Energy Fuels does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in the Energy Fuels Financial Statements.

(n)

Energy Fuels is current in the filing of all public disclosure documents required to be filed by Energy Fuels under applicable securities laws and stock exchange rules, there are no filings that have been made on a confidential basis and all of such filings comply with the requirements of all applicable securities laws and the rules, policies and instruments of all regulatory or administrative bodies having jurisdiction over Energy Fuels except where such non-compliance has not and would not reasonably be expected to have a material adverse effect on Energy Fuels.

(o)

No portion of the public disclosure documents filed by Energy Fuels under applicable securities laws and stock exchange rules contained a misrepresentation (as such term is defined in the Securities Act (Ontario)) as at its date of public dissemination.

10.	Covenants of Energy Fuels

Energy Fuels hereby covenants and agrees with Denison as follows:

(a)

Energy Fuels will use its reasonable commercial efforts to satisfy all of the conditions precedent to the execution of the Arrangement Agreement and the completion of the Transaction, and will use its commercially reasonable efforts to apply for and obtain, and will cooperate with Denison in applying for and obtaining, the consents, orders and approvals necessary for Energy Fuels or Denison, respectively, to complete the Transaction.

(b)	Energy Fuels shall conduct its business only in, and shall not take any action except in, the usual, ordinary and regular course of business and consistent with past practices of Energy Fuels.

(c)

During the Exclusivity Period, Energy Fuels shall not directly or indirectly, issue, sell or offer to issue or sell any of its common shares or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into its common shares or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership its common shares, whether any such transaction is settled by delivery of common shares or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the consent of Denison, such consent not to be unreasonably withheld or conditioned, provided that the foregoing will not restrict Energy Fuels from:

	(i)	issuing common shares pursuant to the exercise of rights to purchase common shares outstanding under stock options or warrants outstanding as of the date hereof; and

	(ii)	issuing by way of private placement common shares and/or securities exercisable or convertible into common shares to raise gross proceeds of up to Cdn$5,000,000.

11.	Covenants of Denison

Denison hereby covenants and agrees with Energy Fuels as follows:

(a)

Denison will use its reasonable commercial efforts to satisfy all of the conditions precedent to the completion of the Transaction and will use the reasonable commercial efforts thereof to apply for and obtain, and will cooperate with Energy Fuels in applying for and obtaining, such consents, orders and approvals necessary for Denison or Energy Fuels respectively to complete the Transaction.

(b)

Denison shall conduct the business of the US Mining Division only in, and shall not take any action except in, the usual, ordinary and regular course of business and consistent with past practices of Denison.

(c)

Until the earlier of completion of the Transaction or termination of this agreement or the Arrangement Agreement, Denison will not cause the Denison US Group to transfer or distribute accounts receivable, inventories and/or material fixed assets related to the US Mining Division to Denison or a subsidiary of Denison other than the Denison US Group, other than in the ordinary course of business and consistent with past practices, and shall not make payments on account of the Acquired Debt; provided that this subsection 11(c) shall not restrict Denison, prior to the completion of the Transaction, from transferring to Denison or an affiliate of Denison other than the Denison US Group, by way of partial payment of the debt owed by the Denison US Group to Denison, amounts owing to the Denison US Group by certain subsidiaries of Denison, in an amount not exceeding US$10,000,000, as disclosed in writing by Denison to Energy Fuels prior to execution of this Agreement.

(d)

Denison shall provide to Energy Fuels, prior to the completion of the Transaction or such earlier date as Energy Fuels or Denison is required to file a document containing such financial statements, consolidated annual financial statements of DMHC as at and for the years ended December 31, 2010 and 2011 (of which the financial statements as at and for the year ended December 31, 2011 shall be audited), as well as unaudited financial statements for the three months ended March 31, 2012, in each case prepared in accordance with International Financial Reporting Standards.

(e)

Denison shall assume responsibility for any severance payments payable to employees of the Denison US Group who are entitled to receive such severance payments due to the change of control of DMHC resulting from the Transaction.

(f)

Denison will use its reasonable commercial efforts to cause all Encumbrances against the Denison US Group, including the assets comprising the US Mining Division that are in place under Denison’s secured credit facility to be released prior to the completion of the Transaction.

(g)

Denison shall indemnify and hold harmless Energy Fuels and the Denison US Group against any costs, expenses and/or liability (including attorney’s fees and disbursements) arising in respect of the litigation relating to the contractor for the construction of tailings pond cell 4b at the White Mesa Mill, provided that Denison shall be entitled to receive the proceeds of any amounts received or recovered by Denison or by the Denison US Group as a result of a favourable ruling in favour of Denison or the Denison US Group in connection with such litigation.

(h)

Denison shall not withdraw any cash or assets from the Reclamation Account prior to earlier of the completion of the Transaction or the termination of this agreement. For greater certainty, it is acknowledged and agreed that upon completion of the Transaction, the aggregate value of cash and investments in the Reclamation Account shall be not less than the value of the US mining and mill bonds posed as security for the reclamation obligations.

12.	Completion Date

Energy Fuels and Denison shall use their reasonable commercial efforts to complete the Transaction on or before June 30, 2012 or such other date as the parties shall mutually agree (the “Completion Deadline Date”). For greater certainty, in the event that the Transaction has not been completed by the Completion Deadline Date, each of Energy Fuels and Denison shall be entitled to terminate its obligations hereunder, subject to payment of the termination fee contemplated by Section 15, if applicable.

13.	Completion

Completion of the Transaction shall take place at the offices of the solicitors for Energy Fuels in Toronto, Ontario no later than the fifth business day following the date on which all conditions for the completion of the Transaction been fulfilled to the satisfaction of the party hereto in whose favour such conditions apply (or been waived by such party), or any other place and date agreed to by Energy Fuels and Denison.

14.	Termination

This agreement may be terminated:

(a)

by either party if the Arrangement Agreement has not been entered into on or prior to the Agreement Deadline Date, provided that the party terminating this agreement shall have satisfied its obligation to negotiate in good faith in accordance with subsection 5(a);

(b)	by either party if the conditions precedent to completion of the Transaction are not satisfied and are not reasonably capable of being satisfied on or prior to the Completion Deadline Date;

(c)

by either party if such party determines, acting reasonably, that it or the other party will not be able to obtain the consents and approvals referred to in subsections 2(e), 2(f) and 2(g) in form satisfactory to either party, acting reasonably;

(d)	by either party in accordance with Schedule A if such party receives a Superior Proposal (as defined in Schedule A);

(e)

by either party if such party determines that the representations and warranties of the other party set out in this agreement and, if applicable, the Arrangement Agreement, are materially incorrect, and are not capable of being corrected or remedied within a reasonable time period; or

(f)

by either party if such party determines that the other party has not complied with its material obligations under this agreement and, if applicable, the Arrangement Agreement within the time period provided for herein or therein.

15.	Termination Fee

(a)	In the event that this agreement is terminated:

(i)	as a consequence of the failure to obtain the KEPCO Waiver as contemplated by subsection 2(b);

(ii)

as a consequence of the failure to obtain the approval of Denison shareholders as contemplated by subsection 2(e) if a third party has announced prior to the time of the Denison shareholder meeting an Acquisition Proposal relating to Denison or an intention to make an Acquisition Proposal relating to Denison, in either case which represents a Superior Proposal, and such proposal or intention is still in effect at the time of the Denison shareholder meeting;

(iii)	by Denison pursuant to subsection 14(d);

(iv)	by Energy Fuels pursuant to subsection 14(a) if the Arrangement Agreement is not executed primarily due to the failure of Denison to negotiate in good faith in accordance with subsection 5(a); or

(v)	by Energy Fuels pursuant to subsection 14(e) or 14(f),

then Denison shall pay a termination fee in the amount of $3,000,000 to Energy Fuels.

(b)	In the event that this agreement is terminated:

(i)

as a consequence of the failure to obtain the approval of Energy Fuels shareholders as contemplated by subsection 2(d) if a third party has announced prior to the time of the Energy Fuels shareholder meeting an Acquisition Proposal relating to Energy Fuels or an intention to make an Acquisition Proposal relating to Energy Fuels, in either case which represents a Superior Proposal, and such proposal or intention is still in effect at the time of the Denison shareholder meeting;

	(ii)	by Energy Fuels pursuant to subsection 14(d);

	(iii)	by Denison pursuant to subsection 14(a) if the Arrangement Agreement is not executed primarily due to the failure of Energy Fuels to negotiate in good faith in accordance with subsection 5(a); or

	(iv)	by Denison pursuant to subsection 14(e) or 14(f),

then Energy Fuels shall pay a termination fee in the amount of $3,000,000 to Denison.

16.	Announcement

Immediately following the acceptance of this letter, the parties will issue a joint press release in the form attached hereto as Schedule B. After the issuance of such joint press release, and until the Arrangement Agreement and Support Agreements are executed, neither party shall make any subsequent press release or public announcement concerning this letter or the transactions contemplated hereby without the prior consent of the other party, provided that neither party shall be prohibited hereby, after consultation with the other party (which consultation shall not be required if it is impracticable or inappropriate), from making such disclosures as are required by law or by the applicable rules of any securities exchange.

17.	Expenses

Subject to Section 15 hereof, each of Energy Fuels and Denison will be responsible for its own expenses incurred in connection with its evaluation and pursuit of the Transaction.

18.	Binding Effect

This letter shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

19.	Governing Law; Attornment

This letter will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereby irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

20.	Execution; Entire Agreement

This letter may be executed in one or more facsimile counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same document. Except as otherwise specified herein, the terms of this letter incorporate the entire agreement between the parties with respect to the subject matter of this letter, and may not be amended or modified except in writing.

[Remainder of page intentionally blank]

_______________

- S1 -

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing and returning the enclosed duplicate original of this letter agreement by facsimile or otherwise as soon as possible, and in any event, by 5:00 p.m. (Toronto time) April 16, 2012.

Yours very truly,

ENERGY FUELS INC.

By:	(signed) “Stephen P. Antony”
	Name:	Stephen P. Antony
	Title:	President & C.E.O.

________________

The undersigned agrees with and accepts the terms of this letter agreement as of the 16th day of April, 2012.

DENISON MINES CORP.

By	(signed) “Ron F. Hochstein”
	Name:	Ron F. Hochstein
	Title:	President and C.E.O.

SCHEDULE A

SUPERIOR PROPOSALS

In this Schedule A, unless something in the subject matter or context is inconsistent therewith, terms shall have the meaning ascribed thereto in the letter agreement to which this Schedule A forms part (the “Letter Agreement”) and the following terms shall have the respective meanings set out in paragraph 6 below and grammatical variations shall have the corresponding meanings.

1. A party (in this Schedule A, a “Receiving Party”) shall promptly (and in any event within 24 hours) notify the other party (in this Schedule A, a “Notified Party”), at first orally and then in writing, of any proposal, inquiry, offer or request received by the Receiving Party or its Representatives: (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; or (iii) for non-public information relating to the Receiving Party or a subsidiary of the Receiving Party, access to properties, books and records or a list of the holders of the Receiving Party shares or the shareholders of any subsidiary of the Receiving Party. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions thereof and the Receiving Party shall provide a copy of any Acquisition Proposal and all written communications with such person and such details of the proposal, inquiry, offer or request that the Notified Party may reasonably request. The Receiving Party shall keep the Notified Party promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by the Notified Party with respect thereto.

2. Following the receipt by the Receiving Party of a bona fide written Acquisition Proposal made after the date of the Letter Agreement (that was not solicited, assisted, initiated, knowingly encouraged or facilitated after the date hereof in contravention of Section 7 of the Letter Agreement), the Receiving Party and its Representatives may:

(a)

contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(b)

if the board of directors of the Receiving Party (the “Receiving Party Board”) determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal:

(i)

furnish information with respect to the Receiving Party and its subsidiaries to the person making such Acquisition Proposal and its Representatives only if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to the Receiving Party than those contained in the Confidentiality Agreement, and which also includes a standstill covenant that prohibits such person, for a period of 6 months, from acquiring, or offering to acquire, any equity securities of the Receiving Party, provided that the Receiving Party sends a copy of such confidentiality agreement to the Notified Party promptly following its execution and the Notified Party is promptly provided with a list of, and access to (to the extent not previously provided to the Notified Party) the information provided to such person; and

- A2 -

(ii)

engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives provided that all such information access and discussions shall cease during the Match Period (as defined below).

3. Notwithstanding paragraph 2 of this Schedule A, the Receiving Party may (i) enter into an agreement (other than a confidentiality agreement contemplated by paragraph 2(b)(i) hereof) with respect to an Acquisition Proposal that is a Superior Proposal and/or (ii) withdraw, modify or qualify its approval or recommendation of the Transaction and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided:

(a)	the Receiving Party shall have complied with its obligations under Section 7 of the Letter Agreement and under this Schedule A;

(b)	the Receiving Party Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal;

(c)

the Receiving Party has delivered written notice to the Notified Party of the determination of the Receiving Party Board that the Acquisition Proposal is a Superior Proposal and of the intention of the Receiving Party Board to approve or recommend such Superior Proposal and/or of the Receiving Party to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the person making such Superior Proposal that is capable of acceptance by the Receiving Party and a summary of the valuation analysis attributed by the Receiving Party Board in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors (the “Superior Proposal Notice”);

(d)

at least five Business Days have elapsed since the date the Superior Proposal Notice was received by the Notified Party, which five Business Day period is referred to as the “Match Period” and the Exclusivity Period in Section 7 of the Letter Agreement shall automatically be extended so as to terminate no earlier than the second Business Day after the end of the Match Period;

(e)

if the Notified Party has offered to amend the terms of the Transaction and the Letter Agreement during the Match Period pursuant to paragraph 4 below, such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Transaction and the Letter Agreement offered by the Notified Party at the termination of the Match Period; and

- A3 -

(f)

the Receiving Party terminates the Letter Agreement in compliance with the terms of this Schedule A and the Receiving Party has previously paid or, concurrently with termination, pays in cash the termination fee referred to in Section 15 of the Letter Agreement to the Notified Party.

4. During the Match Period, the Notified Party shall have the opportunity, but not the obligation, to offer to amend the terms of the Transaction and the Letter Agreement and the Receiving Party shall cooperate with the Notified Party with respect thereto, including negotiating in good faith with the Notified Party to enable the Notified Party to make such adjustments to the provisions of the Transaction and the Letter Agreement as the Notified Party deems appropriate and as would enable the Notified Party to proceed with the Transaction on such adjusted provisions. The Receiving Party Board shall review any such offer by the Notified Party to amend the terms of the Transaction and the Letter Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether the Notified Party’ offer to amend the Transaction and the Letter Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Transaction and the Letter Agreement offered by the Notified Party. If the Receiving Party Board determines that the Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party and the Notified Party shall enter into an amendment to the Letter Agreement reflecting the offer by the Notified Party to amend the terms of the Transaction and the Letter Agreement.

5. Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Schedule A.

6. Definitions:

“Acquisition Proposal” means any inquiry or the making of any proposal or offer, or public announcement of an intention to make a proposal or offer, to the Receiving Party or its securityholders from any Person or group of Persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions):

(a)	in the case of Denison, the acquisition of all or a substantial part of the US Mining Division; or

(b)	in the case of Energy Fuels, a significant business combination of Energy Fuels’ business with another business or other transaction which would be inconsistent with the Transaction;

“Affiliate” means an “affiliate” within the meaning of Part XX of the Securities Act (Ontario);

“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario are open for the conduct of business;

“Laws” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements of any Regulatory Authority having the force of law;

- A4 -

“Person” includes an individual, corporation, partnership, trust, joint venture or other form of business organization;

“Regulatory Authority” means:

(c)

any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(d)	any self-regulatory organization or stock exchange, including the TSX and the NYSE Amex;

(e)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(f)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Representative” means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors); and

“Superior Proposal” means a bona fide Acquisition Proposal that is made in writing after the date hereof and did not result from the breach of Section 7 of the Letter Agreement or this Schedule A by the Receiving Party or its Representatives and that the Receiving Party Board determines in good faith after consultation with its legal and financial advisors:

(a)	is made either to the Receiving Party or to all the Receiving Party common shareholders and in compliance with applicable securities Laws;

(b)

that funds or other consideration necessary for the consummation of such Acquisition Proposal are available to ensure that the third party will have the funds necessary for the consummation of the Acquisition Proposal;

(c)

if consummated in accordance with its terms, would result in a transaction financially superior for the Receiving Party and its securityholders than the transaction contemplated by this Letter Agreement;

(d)	is reasonably capable of completion in accordance with its terms taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and

- A5 -

(e)	that the taking of action in respect of such Acquisition Proposal is necessary for the Receiving Party Board in discharge of its fiduciary duties under applicable Laws.

SCHEDULE B

JOINT PRESS RELEASE

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels Inc. and Denison Mines Corp. Announce
Transaction to Create Leading U.S. Uranium Company

April 16, 2012

Toronto, Ontario – Energy Fuels Inc. (“Energy Fuels” or “EFR”) (EFR:TSX) and Denison Mines Corp. (“Denison” or "DML") (DML:TSX; DNN: AMEX) today announced that they have entered into a Letter Agreement to complete a transaction (the "Transaction") whereby EFR will acquire all of Denison’s mining assets and operations located in the United States (the “US Mining Division”) from Denison in exchange for 425,441,494 common shares of EFR (the "EFR Share Consideration"). Immediately following the closing of the Transaction, Denison will complete a Plan of Arrangement (the "Denison Arrangement") whereby Denison will complete a reorganization of its capital and will distribute the EFR Share Consideration to DML shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon completion of the Denison Arrangement, Denison shareholders will receive approximately 1.106 common shares of EFR for each common share of DML owned and will in aggregate own approximately 66.5% of the issued and outstanding common shares of EFR.

Energy Fuels and Denison believe that the Transaction and the Denison Arrangement will provide a number of substantial benefits for shareholders of both companies, including the following:

Creation of the largest 100% U.S. pure-play uranium producer and one of the largest holders of National Instrument 43-101(“NI 43-101”) compliant U.S. based uranium resources.
2012 production forecasts totaling greater than 25% of total U.S. estimated production.
Measured and Indicated Resources of 49.8 million lbs of U3O8 , plus Inferred Resources of 17.9 million lbs of U3O8 .
U.S. focus provides compelling fundamentals: domestic consumption of 55 million lbs of U3O8 per year vs. domestic production of only 4 million lbs of U3O8 per year.
Clear operational synergies and capital efficiencies to increase production.

Combination of mining and development assets which will accelerate the rate of development of EFR mines, provide higher throughput of mill feed, and extend the number of years of production at the White Mesa Mill.

EFR’s Sheep Mountain Project is an advanced-stage development asset which provides flexibility to bring an additional 1.5 million lbs per year of U.S.-produced U3 O8 on-line.
Creation of a strategic platform for continued uranium consolidation within the U.S.
Substantial vanadium by-product from the White Mesa Mill and Colorado Plateau Properties, where historic uranium to vanadium ratios have averaged approximately 5:1.
Combined management expertise, with decades of combined uranium mining and processing experience.

DML shareholders to benefit from the division of two distinctly different business profiles as well as exclusive management focus on exploration and development, such as DML’s high-profile Wheeler River project in the Athabasca Basin region of northern Saskatchewan and its Mutanga project in Zambia.

Steve Antony, President and CEO of Energy Fuels commented, “This transaction is transformational for Energy Fuels and reshapes the landscape of the uranium sector within the U.S. It combines the highly strategic asset of the only operating uranium mill in the U.S., White Mesa, with a significant resource base that substantially increases White Mesa's available feedstock. The result is an unmatched production growth profile and the opportunity for both Energy Fuels and Denison shareholders to benefit from the clear operational synergies that result from this transaction. I look forward to working with Denison's U.S. team to maximize the benefits of this important combination.”

Ron Hochstein, President and CEO of Denison added, “This transaction is an important step forward for Denison. The Company has evolved on two parallel but different tracks, being both an exploration and development entity with a global footprint and an established producer in the United States. We are pleased to have the opportunity to combine our U.S. operations with such a complimentary set of assets and people. I'm excited about the opportunities that lie ahead for both Denison and Energy Fuels shareholders and believe that this transaction only serves to strengthen the operations of both companies.”

Transaction Details
Pursuant to the Letter Agreement, the parties have agreed to enter into exclusive negotiations with a view to entering into a definitive agreement in respect of the Transaction (the “Arrangement Agreement”). The execution of the Arrangement Agreement is subject to the following conditions:

(a)

Korea Electric Power Corporation (“KEPCO”) shall have waived its right of first opportunity provided for in the strategic relationship agreement dated as of June 15, 2009 among Denison, KEPCO and a subsidiary of KEPCO, or the 30-day period for exercising such right shall have expired without KEPCO exercising right;

(b)	the entering into of support agreements with all directors and officers of Denison, who own shares of Denison, and Zebra Holdings and Investments S.a.r.l. and Lorito Holdings S.a.r.l.;
(c)	the entering into of support agreements with all directors and officers of Energy Fuels, who own shares of Energy Fuels, and with the three largest shareholders of Energy Fuels;
(d)	the prior approval by the boards of directors of each of Denison and Energy Fuels;
(e)

there shall not have been any event or change that has had or would be reasonably likely to have a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the U.S. Mining Division and of the Energy Fuels group taken as a whole.

The three largest shareholders of Energy Fuels, Dundee Resources Ltd., Pinetree Capital Ltd. and Mega Uranium Ltd. who collectively own approximately 22.7% of Energy Fuels’ outstanding common shares, have indicated their willingness to enter into support agreements in respect of the Transaction. Zebra Holdings and Investments S.a.r.l and Lorito Holdings S.a.r.l., which combined are one of the largest shareholders of Denison, owning approximately 9.9% of Denison’s outstanding commons shares, have also indicated their willingness to enter into support agreements in respect of the Transaction.

At its shareholder meeting to approve the Transaction, Energy Fuels also expects to seek shareholder approval to implement a 10-for-1 consolidation of its common shares.

Following execution of the Arrangement Agreement, it is anticipated that completion of the Transaction will be subject to the following additional conditions:

a)	approval of the Denison Arrangement by Denison shareholders;
b)	approval of the issuance of the EFR Share Consideration as part of the Transaction by Energy Fuels shareholders;

c)	court approval of the Denison Arrangement;
d)	receipt of third party approvals and consents; and
e)	receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange.

The Letter Agreement contains customary deal protection mechanisms, including a reciprocal break fee of Cdn$3.0 million payable in certain circumstances, non-solicitation provisions and a right to match any superior proposal.

Completion of the Transaction is subject to a number of conditions and contingencies, many of which are beyond the control of Denison and Energy Fuels. These conditions include the entering into of definitive agreements, receipt of third party and regulatory approvals, receipt of shareholder and court approval, and the absence of any material adverse changes. Although it is the intention of Denison and Energy Fuels to proceed as expeditiously as possible toward completion of the Transaction and the Denison Arrangement, there can be no guarantee that these transactions will be completed.

Advisors and Counsel

Dundee Securities Ltd. is acting as financial advisor to Energy Fuels and its board of directors, and has provided a verbal opinion to the effect that, as of the date hereof, the consideration offered to Denison by Energy Fuels is fair, from a financial point of view, to Energy Fuels. Dundee Securities Ltd. and Dundee Resources Ltd. are wholly-owned subsidiaries of Dundee Corporation. Borden, Ladner and Gervais LLP is acting as legal advisor to Energy Fuels.

Haywood Securities Inc. is acting as financial advisor to Denison and its board of directors, and has provided an opinion to the effect that, as of the date hereof and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by shareholders of Denison is fair, from a financial point of view, to shareholders of Denison. Blake, Cassels & Graydon LLP is acting as legal advisor to Denison.

Conference Call

Energy Fuels and Denison will be hosting a conference call on Tuesday, April 17, 2012 starting at 10:30 a.m. (Toronto time) to discuss the Transaction. The call will be available live through a webcast link on Energy Fuels website (www.energyfuels.com) and Denison’s website (www.denisonmines.com), and by dialing 1-888-789-9572 (toll free) or 416-695-7806. A recorded version of the conference call will be available for playback approximately two hours following the conclusion of the call by dialing 905-694-9451 or 800-408-3053 (password: 6637859). The presentation will also be available at www.energyfuels.com and www.denisonmines.com.

Overview of EFR and Denison’s U.S. Mining Division

Energy Fuels Inc.
Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company recently acquired Titan Uranium Inc., including the Sheep Mountain Project in the Crooks Gap District of Wyoming. The Company also received a Final Radioactive Materials License from the State of Colorado for the proposed Piñon Ridge Uranium and Vanadium Mill in March 2011. The mill will be the first uranium mill constructed in the United States in over 30 years.

With about 61,000 acres of highly prospective uranium and vanadium properties located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, as well as exploration properties in Saskatchewan's Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned subsidiaries, has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals.

On March 1, 2012, Energy Fuels announced an updated Preliminary Feasibility Study for Sheep Mountain. The study contemplates the concurrent development of the underground and open pit deposits for a 15 year mine life. This option generates a pre-tax Internal Rate of Return (IRR) of 42% and a Net Present Value (NPV) of US$201 million, at a 7% discount rate and a $65/lb long term U3O8 price. This option has an expected initial CAPEX requirement of US$109 million and OPEX of US$32.31 per lb. recovered. The Sheep Mountain project is currently at an advanced stage of permitting. Production is expected to commence in 2015, with a peak production rate of 1.5 million lbs U3O8 per year.

The Sheep Mountain Project contains an Indicated Resource of 12,895,000 tons at an average grade of 0.12% eU3O8 (30,285,000 lbs eU3O8). This figure includes Probable Reserves of 7,453,000 tons at an average grade of 0.123% eU3O8 (18,365,000 lbs eU3O8). Energy Fuels’ Colorado Plateau properties additionally contain Measured & Indicated Resources of 1,951,486 tons at an average grade of 0.24% eU3O8 and 0.89% V2O5 (9,371,821 lbs eU3O8 and 34,862,116 lbs V2O5).

The technical information in this news release regarding the Sheep Mountain Project was prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and is extracted from Preliminary Feasibility Study for Sheep Mountain dated April 13, 2012 which is filed on EFR's SEDAR profile and is available for viewing at www.sedar.com.

Stephen P. Antony, President and CEO of Energy Fuels, is Energy Fuels’ Qualified Person (as defined by National Instrument 43-101) for uranium projects and is responsible for the technical information related to EFR’s assets contained in this release.

Denison’s U.S. Mining Division
All of Denison’s U.S. assets are held directly or indirectly through its wholly-owned subsidiary Denison Mines Holdings Corp. (“DMH”). DMH holds its uranium mining and milling assets through subsidiaries, as follows:

  the White Mesa Mill, a 2,000-ton per day uranium and vanadium processing plant near Blanding, Utah through Denison White Mesa LLC;
  the Colorado Plateau mines, straddling the Colorado and Utah border, through Denison Colorado Plateau LLC;
  the Daneros uranium mine in the White Canyon district of southeastern Utah, and other exploration properties through Utah Energy Corporation;
  the Arizona Strip properties through Denison Arizona Strip LLC;
  the Henry Mountains uranium complex in southern Utah and other exploration properties through Denison Henry Mountains LLC; and
  miscellaneous properties through Denison Properties LLC.

All of the U.S. properties are operated by Denison Mines (USA) Corp., a wholly-owned subsidiary of DMH.

Denison’s White Mesa Mill in Utah is the only conventional uranium mill currently operating in the U.S. It is fully licensed and permitted to process 2,000 tons per day, producing up to 8 million lbs of uranium per year. A vanadium co-product recovery circuit allows for the processing of vanadium ore within the Colorado Plateau mines and its central location allows for hauling of uranium ore from Arizona, Utah, Colorado, and New Mexico.

The Arizona Strip has higher grade production from breccia pipes. The Arizona 1 mine is currently producing with a track-record of resource replacement. A second mine (Pinenut) is expected to open in 2012. Shaft sinking is expected to begin at the Canyon mine in the fourth quarter 2012, pending regulatory approval, and the EZ1 & EZ2 properties are progressing through permitting.

The Henry Mountains Complex in Utah consists of the Bullfrog and Tony M deposits and represents Denison’s largest resource in the U.S. (12.8 million lbs Indicated Resources, 8.1 million lbs Inferred Resources). Currently the complex is on care and maintenance. It was fully permitted in September 2007 and has excellent infrastructure, access, and is production ready. Haulage to the mill is along County and State highways.

The technical information in this news release regarding the Henry Mountains Complex was prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and is extracted from the technical reports prepared for DML titled “Technical Report on the Tony M-Southwest Deposit, Henry Mountains Complex, Utah, USA” dated March 19, 2009, and “Technical Report on the Henry Mountains Complex Uranium Project, Utah, U.S.A.” dated October 17, 2006, which are filed on Denison’s SEDAR profile and are available for viewing at www.sedar.com.

Ron Hochstein, President and CEO for Denison, is Denison’s Qualified Person (as defined by National Instrument 43-101) for uranium projects and is responsible for the technical information related to Denison’s U.S. Mining Division contained in this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction between Energy Fuels and Denison, the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding Energy Fuels’ and Denison’s future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ and Denison’s ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the ability of the parties to agree to terms on the definitive agreements relating to the Transaction; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and other risk factors as described in Energy Fuels’ and Denison’s most recent annual information forms and annual and quarterly financial reports.

Energy Fuels and Denison assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Denison’s respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Denison relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

CAUTIONARY NOTE REGARDING TECHNICAL DISCLOSURE

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates and securities may not be offered or sold in the United States absent registration or exemption from registration. The terms “Inferred Resources”, “Indicated Resources”, “Measured Resources”, “Mineral Resources” and “Probable Reserves” used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves (the “CIM Standards”). The CIM Standards differ significantly from standards in the United States. While the terms “Mineral Resources”, Measured Resources”, “Indicated Resources”, “Inferred Resources” and “Probable Reserves” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources or Probable Reserves will ever be converted into reserves. Readers are also cautioned not to assume that all or any part of an Inferred Resource exists, or is economically or legally mineable. Accordingly, information regarding resources and reserves contained or referenced in this news release containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies.

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

For further information please contact

For Energy Fuels Inc.
Stephen P. Antony, President & CEO
Phone No.: (303) 974-2140
Email: s.antony@energyfuels.com

For Denison Mines Corp.
Ron Hochstein, President & CEO
Phone No.: (416) 979-1991 x232
Email: rhochstein@denisonmines.com